Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTH PERIOD
2013 RESULTS

Santiago, Chile, November 27, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the third quarter and nine-month period ended September 30, 2013. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2013 (US$1.00=Ch$504.20).

Highlights 3Q2013 v. 3Q2012

●	Total sales increased by 16.6%, to Ch$134,963 million in the quarter.

●	Bottled export markets sales in Chilean pesos increased 28.4%.

●	Bottled export price increased 2.8% in US$.

●	Bottled sales in Chile increased 0.4% totaling Ch24,325 million, Domestic sales of new business (liquor, beer and others) represented 32.9% of total bottled domestic sales.

●	Trivento’s wine shipments (including bulk wine shipments to Company’s distribution subsidiaries) increased 13.8% totaling Ch$8,767 million.

●	Fetzer bottled sales decreased 4.5% totaling Ch$11,897 million (US$23.6 million).

●	Net income increased 80.9% to Ch$13,360 million (US$26.5 million).

●	Operating Income plus depreciation and amortization increased 27.7% to Ch$18,629 million, this figure over sales was 13.8%.

Highlights 9M2013 v. 9M2012

●	Total sales increased by 6.5%, to Ch$336,289 million in the first nine months of the year.

●	Bottled export markets sales in Chilean pesos increased 10.0%.

●	Bottled export price increased 5.0% in US$.

●	Bottled sales in Chile increased 0.3% totaling Ch64,612 million, Domestic sales of new business (liquor, beer and others) represented 34.7% of total bottled domestic sales.

●	Trivento’s wine shipments (including bulk wine shipments to Company’s distribution subsidiaries) increased 6.3% totaling Ch$20,394 million.

●	Fetzer bottled sales increased 4.1% totaling Ch$36,451 million (US$72.3 million).

●	Net income increased 2.9% to Ch$22,088 million (US$43.8 million).

●	Operating Income plus depreciation and amortization decreased 6.3% to Ch$35,879 million, this figure over sales was 10.7%.

Summary

In the third quarter of 2013, the net sales increased by 16.6%, this is because 28.6% growth in the Export Markets.

In the third quarter, bottled sales in Export markets increased 28.4% by volume and 18.7% by value, reaching Ch$90,171 million and 5,927,300 nine liter cases. This growth shows recoveries from the strike that faced the company in the second quarter. We highlight the growth of 89.1% in Asia and 50.3% in Brazil.

Bottled sales in the domestic market of Chile increased 0.4% during the third quarter of 2013, due to a 34.2% increase of the new business and a decrease of 10.7 % in the sales of wine. Regarding the wine, the 5.3% decrease in value is explained by a 6.0% decrease in volumes and a 5.0% decrease in the average price.

Fetzer showed a volume decrease of 7.0% in the quarter, reaching 505,861 cases. This decrease was driven by the domestic market which dropped 8.6% and exports which grew 14.5%.

In the quarter, total Argentine bottled wine sales decreased 10.8% by value and 21.6% by volume. Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined in the export and the domestic market.

In the quarter, the operating income plus depreciation and amortization increased 27.7% to Ch$18,629 million. The higher figure is mainly explained by two effects, the first one is the higher volumes because the recovery from the strike; the second effect was the depreciation of the Chilean peso against most of the export currencies. Indeed, for the quarter, the Chilean peso depreciated against the US dollar by 5.4%, 3.2% against the sterling pound and 11.6% against the Euro. On the other hand, there was an increase in the SG&A due to the higher proportion of sales of the distribution subsidiaries in the export markets.

In the third quarter of 2013, the net income attributable to owners of the company increased 80.9% to Ch$13,360 million because of the effects above mentioned.

2

Third Quarter 2013 Results

Total Revenues

Company revenues increased 16.6% in the third quarter totaling Ch$134,964 million (US$267.7 million). This is mainly explained by the increase in the export sales.

Table 1

Total Revenues

(in Ch$ millions)

	3Q13	3Q12	Change (%)	9M 2013	9M 2012	Change (%)
Chile Domestic - wine	16,314	18,270	-10.7%	42,209	45,668	-7.6%
Chile Domestic sales - new business	8,011	5,968	34.2%	22,403	18,731	19.6%
Export markets (1)	90,543	70,431	28.6%	213,150	193,387	10.2%
Argentina domestic	1,851	2,402	-23.0%	5,164	5,598	-7.7%
Argentina exports (2)	3,942	4,104	-3.9%	10,156	10,796	-5.9%
U.S.A. (Fetzer) domestic	10,891	11,529	-5.5%	33,275	32,152	3.5%
U.S.A. (Fetzer) exports (2)	1,101	984	11.9%	3,309	2,919	13.4%
Other revenues	2,310	2,044	13.0%	6,623	6,480	2.2%
TOTAL	134,964	115,731	16.6%	336,289	315,731	6.5%

Table 2

Sales of Bottled Wine

		3Q13	3Q12	Change (%)	9M 2013	9M 2012	Change (%)
Sales (in Ch$ million)
Chile Domestic Market - wine		16,314	18,270	-10.7%	42,209	45,668	-7.6%
Chile Domestic Market - new business		8,011	5,968	34.2%	22,403	18,731	19.6%
Export Markets (1)		90,171	70,225	28.4%	212,392	193,136	10.0%
Argentina Domestic		1,760	2,290	-23.1%	4,697	5,239	-10.4%
Argentina Exports (2)		3,942	4,104	-3.9%	10,156	10,796	-5.9%
U.S.A. (Fetzer) domestic		10,796	11,480	-6.0%	33,142	32,103	3.2%
U.S.A. (Fetzer) exports (2)		1,101	984	11.9%	3,309	2,919	13.4%
Total Sales		132,095	113,321	16.6%	328,308	308,593	6.4%
Volume (thousand liters)
Chile Domestic Market - wine		17,605	18,732	-6.0%	44,313	46,393	-4.5%
Export Markets (1)		53,346	44,959	18.7%	126,958	121,464	4.5%
Argentina Domestic		1,235	1,812	-31.9%	3,456	4,130	-16.3%
Argentina Exports (2)		2,333	2,741	-14.9%	6,554	7,132	-8.1%
U.S.A. (Fetzer) domestic		4,164	4,557	-8.6%	13,287	12,624	5.3%
U.S.A. (Fetzer) exports (2)		388	339	14.5%	1,175	973	20.8%
Total Volume		79,072	73,139	8.1%	195,743	192,715	1.6%
Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	926.7	975.3	-5.0%	952.5	984.4	-3.2%
Export Markets	US$	3.33	3.24	2.8%	3.41	3.25	5.0%
Argentina Domestic	US$	2.81	2.62	7.4%	2.77	2.60	6.4%
Argentina Exports	US$	3.33	3.11	7.0%	3.17	3.10	2.2%
U.S.A. (Fetzer) domestic	US$	5.11	5.23	-2.3%	5.11	5.20	-1.7%
U.S.A. (Fetzer) exports	US$	5.59	6.01	-7.0%	5.76	6.15	-6.2%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.
3

Export Revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 28.4% to Ch$90,171 million as compared to Ch$70,225 million in 3Q 2012. This decrease was driven by a 18.7% increase in volumes commercialized; this growth is partially explained by the volume recovery from the strike that faced the Company during the second quarter. Regarding average prices, they increased 2.8% in in US dollar terms. For the quarter, the Chilean peso depreciated against the US dollar by 5.4%, 3.2% against the sterling pound and 11.6% against the Euro.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 26.4% to Ch$95,214 million and volumes increased by 16.7% reaching 6,229,669 cases.

Graph 1

Total Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

3rd Quarter 2013

●	Total Exports Bottled Wine Sales - Volume (This figure considers total bottled volume except domestic markets in Chile, Argentina, and U.S.):

Export sales volume in the quarter grew by 16.7% reaching 6,229,669 nine liter cases.

Sales volumes increased in most of our export region. Volumes exported to Asia and Canada increased 82.8% and 27.9% respectively. Central America and Caribean, and South America grew 50.5% and 9.2%, respectively. Volumes in Europe increased by 10.9% where volumes of our UK subsidiary (which represented 23.1% of the export volume of the Company in the quarter) increased by 4.6%, on the other hand volumes of our Nordic offices increased 5.7% and Continental Europe volumes rose by 19.8%. Sales in Africa and Others increased 1.0% and sales in U.S. dropped by 0.7%.

4

Domestic Sales, Chile

Bottled domestic wine sales decreased 10.7% to Ch$16,314 million in 3Q13, from Ch$18,270 million in 3Q12, following a 6.0% decrease in volume and a 5.0% increase in the average price. Domestic market bottled wine sales by volume totaled 17.6 million liters in the quarter. The 3.1% drop in volume reflects a decrease in the generic category (non-Premium) of 5.6%, and in the Premium (and above) categories, decreases of 13.6% in this category as a whole. Premium (and above) categories represented 5.2% of the domestic volume and 20.7% of the domestic value.

Company brands continue its leadership in the market. According to AC Nielsen’s figures, for the nine-month period ended September 2013, Concha y Toro’s market share was 28.6%, lower than the 29.2% up to July 2013.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors totaled Ch$8,011 million, a 34.2% increase from the same quarter last year showing a strong performance since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the distribution of premium beer.

Argentine Operations

Revenues from the Argentine operation (including bulk to third parties) decreased 11.0% to Ch$5,793 million as a result of a 3.9% decrease in exports and a 23.0% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 259,227 cases, a decrease of 14.9% over 3Q12. The average price in US$ terms increased 7.0% in the quarter.

On the domestic side, sales in Argentina by volume decreased 31.9% to 137.207 cases. The average price in US$ terms increased 7.4% in the quarter.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined in the export and the domestic market.

U.S.A (Fetzer)

In 3Q13 bottled Fetzer sales decreased 4.5% totaling Ch$11,897 (US$23.6 million) considering 580,065 cases.

For the quarter exports increased 14.5% by volume and volumes in the domestic market decreased 8.6%.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 13.0%, to Ch$2,310 million.

5

Cost of Sales

For the quarter, the total cost of sales increased 12.1% to Ch$86,869 million (US$ 172.3 million) from Ch$77,486 million (US$153.7 million) in 3Q12. The cost of sales as a percentage of total sales decreased to 64.4% from 67.0%.

The gross margin increased to 35.6% from 33.0%, this is partially explained by the depreciation of the Chilean peso against most of the export currencies, and a slightly better wine cost.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 22.2% to Ch$34,604 million (US$68.6 million) in 3Q13 compared to Ch$28,322 million (US$56.2 million) in 3Q12. As a percentage of sales, SG&A increased to 25.6% from 24.5% in 3Q12.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 35.9% to Ch$13,490 million in 3Q13 compared to Ch$9,923 million in 3Q12. The operating margin as a percentage of sales increased to 10.0% from 8.6% in 3Q12. This is partially explained by the depreciation of the Chilean peso against most of the export currencies, and a slightly better wine cost.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$3,167 million as compared to a gain of Ch$2,334 million in 3Q2012.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 3Q13 was Ch$4,315 million, an increase of 51.2% against 3Q 2012.

Financial expenses decreased 0.5%, financial expenses in 3Q13 were Ch$2,322 million and in 3Q12, Ch$2,323 million.

As of September 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$237,404 million, representing an increase of Ch$26,741 million as compared to the net financial debt for September 30, 2012.

Net Income and Earnings per Share (EPS)

Net income for the period increased 80.9% to Ch$13,360 million from Ch$7,385 million in 3Q12. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings INcreased to Ch$17.9 per share from Ch$9.9 in the 3rd quarter 2012.

6

Nine months of 2013 Results

Total Revenues

Company revenues increased 6.5% in the first nine months of 2013 totaling Ch$336,289 million (US$667.0 million). This increase is mainly explained by the growth in the export markets.

Export revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 10.0% to Ch$212,392 million as compared to Ch$193,136 million in 9M 2012. This increase was driven by a 4.5% increase in volumes commercialized. Regarding average prices, they increased 5.0% in in US dollar terms. For the first nine months of the year, the Chilean peso depreciated against the US dollar by 0.3%, 3.7% against the Euro and appreciated 2.1% against the sterling pound.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 9.2% to Ch$225,857 million and volumes increased by 4.0% reaching 14,965,259 cases.

Graph 2

Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

9-months 2013

●	Total Exports Bottled Wine Sales – Volume (This figure considers total bottled volume except domestic markets in Chile, Argentina, and U.S.):

For the nine-month period, Company volumes increased 4.0%, with sales of 14,965,259 nine liter cases. Sales to Africa and Canada dropped by 3.7% and 1.9% respectively. Sales to Europe grew by 2.7% (U.K. decreased 3.1% in volume, Sales volume in Continental Europe and Nordic Countries grew 9.7% and 6.1% respectively). The U.S. increased by 1.5%, Central America and Caribbean increased by 15.9%. And South America grew by 3.9%.

7

Domestic Sales, Chile

Bottled domestic wine sales in Chile decreased 7.6% in value to Ch$42,209 million in 9M13, from Ch$45,668 million in 9M12, following a 4.5% decrease in volume and a 3.2% decrease in the average price. The volume of bottled wine sales on the domestic market totaled 42.2 million liters.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including mineral water, premium beer and liquors, totaled Ch$22,403 million. The 19.6% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations

Revenues from our Argentine business decreased 6.5% to Ch$15,320 million following a 5.9% decrease in exports and an decrease of 7.7% in domestic sales. This situation is partly driven by the increases in the average price of the export and domestic market of 2.2% and 6.4% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. For the first nine months of 2013, Trivento’s exports of bottled wine totaled 728,230 cases with an 8.1% volume decrease over same period 2012.

Domestic bottled wine sales in the Argentine market totaled 384,009 cases, decreasing 16.3%.

U.S.A (Fetzer)

In 9M13 bottled Fetzer sales increased 4.1% totaling Ch$36,451 (US$72.3 million) considering 1,607,926 cases.

For the 9M 2013, exports increased 20.8% by volume and volumes in the domestic market increased 5.3%.

Other Revenues

Other revenues increased 0.9% to Ch$6,489 million.

Cost of Sales

For the period, the total cost of sales rose 4.5% to Ch$221,370 million from Ch$211,915 million in the first nine months of 2012. Cost of sales as a percentage of total sales decreased to 65.8% from 67.1%.

The gross margin moved to 34.2% from 32.9%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 17.7% to Ch$92,023 million. As a percentage of revenues, SG&A increased to 27.4% from 24.8% in 9M12. The increases of SG&A are mainly related to new foreign subsidiaries opened in 2012, in order to have the structure that will support the future growth.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) decreased 10.7% to Ch$22,897 million compared to the Ch$25,654 million in 9M12. As a percentage of sales, the Operating margin decreased to 6.8% to from 8.1%.

8

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) result showed a gain of Ch$5,648 million as compared to a gain of Ch$3,840 million in 9M12.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 9M2013 was Ch$11,032 million.

Financial expenses increased 18.2%, financial expenses in 9M13 were Ch$7,266 million and in 9M12, Ch$6,149 million.

As of September 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$237,404 million, representing an increase of Ch$26,741 million as compared to the net financial debt for September 30, 2012.

Net Income and Earnings per Share (EPS)

Net income for the period increased 2.9% to Ch$22,088 million from Ch$21,475 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$29.6 per share from Ch$29.1 in the first nine months of 2012.

9

Balance Sheet

Assets

As of September 30, 2013, the Company’s consolidated assets totaled Ch$846,493 million and were Ch$32,162 million higher than the figure reported a year earlier, mainly due higher inventories.

Liabilities

As of September 30, 2013, net financial debt (this is excluding cash and cash equivalent) was Ch$237,404 million, representing an increase of Ch$26,741 million as compared to the net financial debt for September 30, 2012.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 137 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,133 hectares of vineyards in Chile, 1,154 hectares in Argentina and 463 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,491 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

10

Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY	3Q2013	3Q2012	Change	9M 2013	9M 2012	Change
FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Income from ordinary activities	134,963,627	115,731,373	16.6%	336,289,373	315,730,948	6.5%
Cost of sales	(86,868,902)	(77,486,440)	12.1%	(221,370,145)	(211,915,438)	4.5%

Gross Revenue	48,094,725	38,244,933	25.8%	114,919,228	103,815,510	10.7%

Other income by function	207,773	666,144	-68.8%	562,790	993,104	-43.3%
Distribution costs	(29,912,882)	(23,523,109)	27.2%	(78,743,039)	(65,145,180)	20.9%
Administrative expenses	(4,691,385)	(4,798,710)	-2.2%	(13,279,545)	(13,016,743)	2.0%
Other expenses by function	(495,505)	(342,663)	44.6%	(784,347)	(608,606)	28.9%
Financial income	122,153	264,077	-53.7%	1,049,247	715,031	46.7%
Financial expenses	(2,322,160)	(2,332,672)	-0.5%	(7,266,351)	(6,149,107)	18.2%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	1,765,236	1,482,607	19.1%	1,942,387	1,907,502	1.8%
Exchange differences	4,315,415	2,853,843	51.2%	11,032,386	7,672,253	43.8%
Income/expense by adjustment units	(425,455)	(256,930)	65.6%	(888,565)	(689,808)	28.8%

Income before tax	16,657,915	12,257,520	35.9%	28,544,191	29,493,956	-3.2%
Income tax expense	(3,249,499)	(4,832,241)	-32.8%	(6,180,554)	(7,988,304)	-22.6%

Income	13,408,416	7,425,279	80.6%	22,363,637	21,505,652	4.0%

Income attributable to owners of the company	13,359,668	7,384,785	80.9%	22,088,020	21,475,402	2.9%
Income attributable to non-controlling interests	(48,748)	(40,494)	—	(275,617)	(30,250)	—

Operating Income plus Depreciation and Amortization	18,628,558	14,591,642	27.7%	35,878,578	38,304,008	-6.3%
Gross Revenue	48,094,725	38,244,933	25.8%	114,919,228	103,815,510	10.7%
Distribution costs	(29,912,882)	(23,523,109)	27.2%	(78,743,039)	(65,145,180)	20.9%
Administrative expenses	(4,691,385)	(4,798,710)	-2.2%	(13,279,545)	(13,016,743)	2.0%
Depreciation	4,913,377	4,448,007	10.5%	12,315,152	11,964,698	2.9%
Amortization	224,723	220,521	1.9%	666,782	685,723	-2.8%
11

Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	Sept 30, 2013	Sept 30, 2012
Assets

Cash and cash equivalents	9,791,155	27,202,381
Inventories	239,177,230	213,474,683
Accounts receivable	137,684,026	118,689,603
Biological current assets	11,293,873	10,330,148
Other current assets	32,868,175	33,320,411
Total current assets	430,814,459	403,017,226

Property, plant & equipment, net	261,009,568	257,790,526
Biological fixed assets	66,728,997	62,484,942
Other fixed assets	17,116,125	14,797,914
Other assets non current	70,823,603	76,240,539
Total non current assets	415,678,293	411,313,921
Total assets	846,492,752	814,331,147

Liabilities
Loans and other liabilities	84,066,988	90,769,834
Other current liabilities	129,937,427	121,845,786
Total current liabilities	214,004,415	212,615,620

Loans and other liabilities	163,127,710	147,094,964
Other non current liabilities	37,988,651	39,270,378
Total non current liabilities	201,116,361	186,365,342

Total Liabilities	415,120,776	398,980,962

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	339,274,101	316,460,553
Other reserves	7,238,628	14,390,762
Net equity attributable to parent comp. shareholders	430,691,519	415,030,105
Minority Interest	680,457	320,080
Total Equity	431,371,976	415,350,185
Total Equity and Liabilities	846,492,752	814,331,147
12